UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2014

OR

☐   TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                      to

Commission file number   1-10233

A.                                    Full title of the plan and the address of the plan, if different from that of the issuer named below:

MAGNETEK FLEXCARE PLUS RETIREMENT SAVINGS PLAN

B.                                    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MAGNETEK, INC.
N49 W13650 Campbell Drive
Menomonee Falls, Wisconsin  53051
(Address of principal executive offices)
(262) 783-3500
(Registrant’s telephone number, including area code)

Magnetek FlexCare Plus Retirement Savings Plan

Audited Financial Statements and Supplemental Schedule

*	Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Savings Plan Committee and the Participants
of Magnetek FlexCare Plus Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Magnetek FlexCare Plus Retirement Savings Plan (the Plan) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Magnetek FlexCare Plus Retirement Savings Plan as of December 31, 2014 and 2013 and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule H, Part IV, Line 4i - Schedule of Assets Held at End of Year as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Magnetek FlexCare Plus Retirement Savings Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the 2014 supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

Baker Tilly Virchow Krause, LLP
Milwaukee, Wisconsin
June 25, 2015

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Magnetek FlexCare Plus Retirement Savings Plan
Statements of Net Assets Available for Benefits
As of December 31, 2014 and 2013

	2014	2013
Assets
Investments - at fair value	$40,215,841	$40,040,472
Notes receivable from participants	277,271	267,420
Net assets available for benefits, at fair value	40,493,112	40,307,892

Adjustments from fair value to contract value for
fully benefit-responsive investment contracts (Note 2)	(179,626)	(66,428)

Net assets available for benefits	$40,313,486	$40,241,464

See accompanying notes to financial statements

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Magnetek FlexCare Plus Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits
For the years ended December 31, 2014 and 2013

	2014	2013

Investment Income:
Interest and dividends	$2,179,353	$1,922,321
Net appreciation (depreciation) in fair value of investments	(54,012)	3,020,196
Net investment income	2,125,341	4,942,517

Interest on notes receivable from participants	10,566	12,899

Contributions:
Participant	1,349,892	1,329,046
Company	424,187	416,068
Other-Rollovers	95,048	241,028
Total contributions	1,869,127	1,986,142

Deductions:
Benefits paid to participants	3,859,179	3,033,343
Administrative expenses	73,833	67,566
Total deductions	3,933,012	3,100,909

Net increase	72,022	3,840,649

Net assets available for benefits:
Beginning of year	40,241,464	36,400,815
End of year	$40,313,486	$40,241,464

See accompanying notes to financial statements

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Magnetek FlexCare Plus Retirement Savings Plan
Notes to Financial Statements
As of and for the Years Ended December 31, 2014 and 2013

1. Description of the Plan

The following description of the Magnetek FlexCare Plus Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description and plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all eligible employees of Magnetek, Inc. (the “Company”). The Plan is subject to Section 401(k) of the Internal Revenue Code (the Code) and the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Participation

The Plan allows newly hired eligible employees to participate on the first day of the pay period subsequent to performance of one hour of service for the Company. Newly hired employees are automatically enrolled in the Plan; however, no eligible employee shall be automatically enrolled until the eligible employee has received notice of the procedure for making contribution elections and has been given a reasonable period in which to make an election.

Contributions

Each year, participants may contribute between 1% and 75% of eligible pre-tax annual compensation, subject to statutory limits, on a before-tax basis, a Roth 401(k) basis, or in any combination thereof. Participants may also contribute between 1% and 10% of eligible after-tax annual compensation as a supplemental contribution, as defined in the plan document. Total before-tax, Roth 401(k), and after-tax contributions may not exceed 75% of eligible compensation. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Under current Plan provisions, the Company has historically contributed 50% of the first 6% of the participant’s basic contributions as a matching contribution. Additional amounts may be contributed at the option of the Company’s Board of Directors.

After receiving proper notification, automatically enrolled eligible employees begin making before-tax contributions to the Plan in an amount of 3% of their pay. If an automatically enrolled employee does not wish to participate in the Plan, the employee may disenroll electronically, making such an election with Empower Retirement, a division of Great-West Life & Annuity Insurance Company (Great-West), the Recordkeeper.

Participants have the ability under the Plan to direct their contributions into a number of investment options offered by the Plan.  Participants may also choose an investment advisor option wherein ProManage, Inc. (ProManage) directs the allocation of the balance in the individual participant’s account among the various investment options offered by the Plan.  Participants can opt out of the ProManage program or change their investment options at any time through the Recordkeeper.

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Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan investment results, and is charged with an allocation of administrative fees. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon.

Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on completed years of service as follows:

Years of Service	Vested Percentage

Less than one year	0%
One	20%
Two	40%
Three	60%
Four	80%
Five or more years	100%

All employees are fully vested upon attaining age 65, death or disability, or upon the termination or discontinuation of the Plan.

Forfeitures

Forfeited balances of terminated participants’ nonvested accounts are used to restore accounts for employees who are rehired, to pay Plan fees and expenses or to decrease Company contributions, if any. Forfeited nonvested accounts totaled approximately $17,000 and $1,000 as of December 31, 2014, and 2013, respectively. For the years ended December 31, 2014 and 2013, forfeited nonvested accounts totaling approximately $39,000 and $45,000, respectively, were used to reduce Company contributions.

Payment of Benefits

Following termination of service, if the participant’s vested account balance is less than $1,000, the participant must take a lump-sum distribution of their vested account balance. Otherwise, the participant may elect to receive a distribution of their vested account balance at any time.

Participants may withdraw all or part of their after-tax contributions or earnings thereon only once in any 12-month period. In the event of financial hardship, there are provisions in the Plan, subject to limitations, which will permit an active participant to withdraw before-tax contributions and related earnings.

If a participant’s employment is terminated due to death, disability or retirement, the participant or his or her beneficiary is entitled to a distribution of the entire balance in his or her account.

If a participant’s employment is terminated for a reason other than those stated above, the participant forfeits the nonvested portion of the Company contributions of his or her account.

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Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $250 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loan repayment terms may be for a period not to exceed five years. The loans are secured by the balance in the participant’s account and bear interest at the prime rate published in the Wall Street Journal at the time the loan is processed, plus 1%. A participant may have only one outstanding loan at any given time. Principal and interest are paid ratably through payroll deductions.

Administrative Expenses

The Plan pays administrative fees to the JPMorgan Chase Bank, the Trustee, and the Recordkeeper. Other administrative expenses, such as legal and accounting expenses, are paid by the Company.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the plan document to terminate the Plan at any time subject to the provisions of ERISA. In the event the Plan is terminated, participants will become fully vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value. The Plan invested in the MetLife Stable Value Fund and the JPMorgan Stable Value Fund (collectively, the Stable Value Funds) at December 31, 2014 and 2013, respectively. The Stable Value Funds are common collective trust funds and consist of benefit-responsive investment contracts. Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under the contract, plus earnings (accrued interest), less participant withdrawals and administrative expenses. The Statements of Net Assets Available for Benefits present the fair value of the investment in the Stable Value Funds as well as the adjustment from fair value to contract value relating to the investment contracts. The statements of changes in net assets available for benefits are presented on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

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Notes Receivable from Participants

Notes receivable from participants are stated at their unpaid principal balance plus any accrued but unpaid interest which approximates fair value. Interest is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2014 and 2013.

Payment of Benefits

Benefits are recorded when paid. There were no benefit payments requested and unprocessed as of December 31, 2014 and 2013.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Subsequent Events

Management has evaluated the impact of all subsequent events through June 25, 2015, the date the Plan’s financial statements were issued, and determined that all subsequent events have been appropriately recognized and disclosed in the accompanying financial statements.

Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board issued Accounting Standards Update No. 2015-07, Fair Value Measurement Topic 820: Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share or Its Equivalent (ASU-2015-07). ASU 2015-07 removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value per share practical expedient under Accounting Standards Codification Topic 820 (ASC 820). ASU-2015-07 is effective for the Plan for years beginning after December 15, 2016, with early adoption permitted. Management is currently evaluating the impact of the pending adoption of ASU 2015-07 on the Plan’s financial statements.

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3. Investments

Investments that represent 5% or more of fair value of the Plan’s net assets are as follows:

	December 31,
	2014	2013
PIMCO Total Return Fund	$8,480,696	$6,898,187
MetLife Stable Value Fund	6,079,171	—
JPMorgan Equity Index Select Fund	5,385,457	5,704,290
First Eagle Funds - Overseas Fund	3,227,916	3,079,848
American Century Heritage Fund	3,052,269	3,111,255
American Century Small Cap Value Fund	2,895,479	3,005,064
MFS Value R4 Fund	2,725,008	2,887,195
Harbor International Fund	2,648,998	3,474,797
JPMorgan Stable Value Fund	—	6,239,241

The Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Years ended December 31,
	2014	2013
Mutual funds	$(495,451)	$2,623,026
Common collective trust	140,357	119,288
Magnetek, Inc. common stock	301,082	277,882
Total appreciation (depreciation) in fair value of Plan investments	$(54,012)	$3,020,196

The Stable Value Funds invest in a variety of investment contracts such as guaranteed investment contracts (GICs) issued by insurance companies and other financial institutions, other investment products (synthetic GICs and collective investment trusts) with similar characteristics, US treasury securities and cash and cash equivalents. The Stable Value Funds investment contracts provide that the Plan may make withdrawals at contract value for benefit-responsive requirements. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the Stable Value Funds at contract value.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial Plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the plan sponsor or other plan sponsor events (e.g., divestitures or spin-offs of the trust to qualify for exemption from U.S. Federal income taxes or any required prohibited transaction exemption under ERISA). The plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The average yield earned by the Stable Value Funds for all fully benefit-responsive investment contracts as of December 31, 2014 and 2013 is presented in the following table, and is included in the net appreciation in fair value of investments in the statements of changes in net assets available for plan benefits.

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	JP Morgan		MetLife
	2014	2013	2014	2013
Weighted average yield earned	0.79%	1.56%	5.55%	N/A
Weighted average yield credited to participant accounts	2.05%	2.52%	3.01%	N/A

4. Fair Value Measurements
ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

The three levels of the fair value hierarchy under ASC Topic 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability; and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

There have been no changes in the methodologies used during the years ended December 31, 2014 and 2013. The valuation methodologies used for the Plan’s investments measured at fair value are as follows:
Magnetek, Inc. common stock: Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual funds: Valued at daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the SEC. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Common collective trust fund (JPMorgan Stable Value Fund): Valued at fair value, based on information provided by the issuer of the common collective trust fund, by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer of the specific

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instruments held by the fund at year end. The investment objective of the fund is to seek to provide capital preservation, liquidity, and current income at levels that are typically higher than those provided by money market funds. The fund provides liquidity on the first business day of each calendar quarter; therefore, the redemption frequency is quarterly for the participant with no redemption notice period. The fund does not have any unfunded commitments.
Common collective trust fund (MetLife Stable Value Fund): Units of each share class of the MetLife Stable Value Fund are valued each day on which the New York Stock Exchange (NYSE) is open for trading in accordance with the valuation procedures of the fund’s trustee. The NAV per unit is calculated as of the close of trading on the NYSE. The NAV per unit is computed by dividing the total assets of the fund, less its liabilities, by the total number of units outstanding at the time of such computation. Investment income earned is reinvested in the fund and included in the determination of fair values. The investment objective is safety and preservation of principal and accumulated interest for participant-initiated transactions. The interest credited to the balances in the fund will reflect both the current market conditions and the performance of the underlying investments in the fund. The fund sells new units and repurchases outstanding units on a daily basis. Unit purchases and redemptions are transacted at the NAV per share class determined as of the close of business each day. The fund does not have any unfunded commitments.

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The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2014 and 2013:

Investments at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Magnetek, Inc. common stock	$563,907	$—	$—	$563,907
Mutual Funds:
Fixed Income	10,315,466	—	—	10,315,466
International Equity	7,812,334	—	—	7,812,334
Small Cap Value Equity	2,895,479	—	—	2,895,479
Mid Cap Growth Equity	3,052,269	—	—	3,052,269
Mid Cap Blend Equity	674,333	—	—	674,333
Large Cap Blend Equity	5,385,457	—	—	5,385,457
Large Cap Growth Equity	712,417	—	—	712,417
Large Cap Value Equity	2,725,008	—	—	2,725,008
Common collective trust fund	—	6,079,171	—	6,079,171
Total investments - at fair value	$34,136,670	$6,079,171	$—	$40,215,841

Investments at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Magnetek, Inc. common stock	$505,682	$—	$—	$505,682
Mutual Funds:
Fixed Income	9,377,924	—	—	9,377,924
International Equity	8,281,983	—	—	8,281,983
Small Cap Value Equity	3,005,064	—	—	3,005,064
Mid Cap Growth Equity	3,111,255	—	—	3,111,255
Mid Cap Blend Equity	437,512	—	—	437,512
Large Cap Blend Equity	5,704,290	—	—	5,704,290
Large Cap Growth Equity	490,326	—	—	490,326
Large Cap Value Equity	2,887,195	—	—	2,887,195
Common collective trust fund	—	6,239,241	—	6,239,241
Total investments - at fair value	$33,801,231	$6,239,241	$—	$40,040,472

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated June 15, 2010, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letter. However, the plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require the Plan’s management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized

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when the position is more likely than not, based on the technical merits to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013, there were no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes the Plan is no longer subject to income tax examinations for tax returns filed prior to 2011.

6. Transactions with Parties in Interest

JPMorgan Retirement Plan Services (JPMorgan RPS), an agent of JPMorgan Chase Bank, was the depository for the Plan’s assets through August 31, 2014, and invested funds in accordance with the Trust Agreement. On September 1, 2014, Great-West completed its acquisition of the large-market recordkeeping business of JPMorgan RPS, and became the successor organization to JPMorgan RPS. On January 1, 2015, Great-West changed their name to Empower Retirement.

The plan administrator is the Magnetek, Inc. Savings Plan Committee. Transactions with parties in interest include purchases and sales of assets through the Trustee, the Plan’s investment in Magnetek, Inc. common stock, contributions from the Company, and fees paid to the Trustee. Fees incurred by the Plan for investment management services performed by the Trustee are included in net appreciation (depreciation) in fair value of the investment, as they are paid through revenue sharing, rather than a direct payment.
At December 31, 2014 and 2013, the Plan held 13,872 and 21,141 shares, respectively, of common stock of Magnetek, Inc., the sponsoring employer, with a cost basis of $399,909 and $553,867, respectively, and a fair value of $563,907 and $505,682, respectively.

7. Reconciliation of Financial Statements to Form 5500

Reconciliation of net assets available for benefits reported in the financial statements to the net assets reported on Form 5500 Schedule H, Part I is presented below:

	December 31,	December 31,
	2014	2013
Net assets available for benefits as reported
in the financial statements	$40,313,486	$40,241,464

Adjustment from contract value to fair value for investment
relating to fully benefit-responsive investment contracts	179,626	66,428

Net assets as reported on Form 5500	$40,493,112	$40,307,892

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Reconciliation of net increase in plan assets reported in the financial statements to the net income reported on Form 5500 Schedule H, Part II is presented below:

Year Ended
December 31,
2014
Net increase in Plan assets as reported in the financial statements	$72,022

Adjustment from contract value to fair value for investment
relating to fully benefit-responsive investment contracts	113,198

Net income as reported on Form 5500	$185,220

8. Subsequent Events

In May 2015, the Company engaged Milliman, Inc. to provide all record keeping services of the Plan, effective August 15, 2015.

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Supplemental Schedule

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Magnetek FlexCare Plus Retirement Savings Plan

EIN:  95-3917584   Plan:  003

Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2014

		Description of Investment, Including
Identity of Issue, Borrower,		Maturity Date, Rate of Interest,	Current
Lessor or Similar Party		Collateral, Par or Maturity Value	Value

	PIMCO	Total Return Fund	$8,480,696
	MetLife	MetLife Stable Value Fund	6,079,171
*	JPMorgan Chase	Equity Index Select Fund	5,385,457
	First Eagle Funds	Overseas Fund	3,227,916
	American Century Investments	Heritage Fund	3,052,269
	American Century Investments	Small Cap Value Fund	2,895,479
	MFS Investment Management	Value R4 Fund	2,725,008
	Harbor Funds	International Administrative Fund	2,648,998
*	JPMorgan Chase	Emerging Market Equity Fund	1,935,420
	Franklin Templeton Investments	Franklin High Income Advisers	840,100
	Harbor Funds	Capital Appreciation Administrative Fund	712,417
	Cohen & Steers Funds	Realty Shares	674,333
*	Magnetek, Inc.	Common Stock	563,907
	American Century Investments	Inflation Protected Bond Fund	547,043
	Franklin Templeton Investments	Global Bond Fund	447,627
*	Various	Notes receivable from participants:
		interest rates of 4.25%, due 2015 to 2019	277,271
	Total assets (held at end of year)		$40,493,112

*Party-in-interest as defined by ERISA.

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SIGNATURE

The Plan.  Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized:

MAGNETEK FLEXCARE PLUS RETIREMENT SAVINGS PLAN

By:	/s/ MARTY J. SCHWENNER
VICE-PRESIDENT & CHIEF FINANCIAL OFFICER

Date: June 25, 2015

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Exhibit Filed

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm – Baker Tilly Virchow Krause, LLP